

First Industrial Realty Trust, Inc.
311 S Wacker Drive, Suite 4000
Chicago, IL 60606
T: (312) 344-4300
F: (312) 922-6320
www.firstindustrial.com

October 15, 2008

Via Overnight Delivery and Facsimile (202-772-9210)

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Mark Rakip, Staff Accountant

> **Re:** **First Industrial Realty Trust, Inc. and First Industrial, L.P.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 25, 2008**
> **Schedule 14A**
> **Filed April 10, 2008**
> **File Nos. 1-13102 and 333-21873**

Dear Mr. Rakip:

On behalf of First Industrial Realty Trust, Inc. and First Industrial, L.P. (the "Companies"), I am providing this letter in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission set forth in your letters, dated September 10, 2008 (the "Comment Letters") relating to above-referenced filings. The Comment Letters requested that the Companies respond to the Staff's comments by September 20, 2008 or notify the Staff of the date by which they intend to respond. The Companies previously indicated to the Staff that they intend to respond no later than October 15, 2008. However, the First Industrial Realty Trust, Inc. Board of Directors (the "Board") has been confronted with a number of issues in connection with the recent credit and equity market turmoil. As a result, the Compensation Committee of the Board has not yet had an opportunity to consider the Staff's comments relating to the Companies' compensation discussion and analysis. The Companies now intend to respond to the Comment Letters no later than November 15, 2008.

If you have any questions, or require any additional information, please feel free to contact me at (312) 344-4380.

Yours truly,

Scott A. Musil
Chief Accounting Officer
First Industrial Realty Trust, Inc.